THE USA PLAN

AN INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company of New York
and its
Reliastar Life Insurance Company of New York Variable Annuity Funds M, P, Q

Supplement Dated August 22, 2008

This supplement updates and amends certain information contained in your prospectus dated
May 1, 2001. Please read it carefully and keep it with your prospectus for future reference.

___

IMPORTANT INFORMATION REGARDING THE
ING VP HIGH YIELD BOND PORTFOLIO

On April 28, 2008, the ING VP High Yield Bond Portfolio was closed to new investors and to new investments by existing investors. Effective September 8, 2008, the ING VP High Yield Bond Portfolio will merge into and become part of the ING Pioneer High Yield Portfolio. Because of this merger your investment in the ING VP High Yield Bond Portfolio will automatically become an investment in the ING Pioneer High Yield Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the Sub-Account corresponding to the ING VP High Yield Bond Portfolio will be automatically allocated to the ING Pioneer High Yield Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050. Because of this merger, effective September 8, 2008, the ING Pioneer High Yield Portfolio (Class I) will be added to your contract as an available investment option.

You will not incur any fees or charges or any tax liability because of this merger, and your Contract Value immediately before the merger will equal your Contract Value immediately after the merger.

There will be no further disclosure regarding the ING VP High Yield Bond Portfolio in future supplements to the prospectus.

INFORMATION ABOUT THE FUNDS AVAILABLE
THROUGH THE CONTRACT

Effective September 8, 2008, Sub-Accounts which invest in the following Funds are available through the Contract:

- AllianceBernstein Money Market Portfolio (Class A)
- Fidelity® VIP *Contrafund* Portfolio (Initial Class)
- Fidelity® VIP Equity-Income Portfolio (Initial Class)
- Fidelity® VIP Index 500 Portfolio (Initial Class)
- Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)
- ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
- ING Franklin Income Portfolio (Class I)
- ING JPMorgan Value Opportunities Portfolio (Class I)
- ING PIMCO High Yield Portfolio (Class S)
- ING Van Kampen Capital Growth Portfolio (Class I)
- ING Oppenheimer Global Portfolio (Class I)
- ING Oppenheimer Strategic Income Portfolio (Class I)
- ING Pioneer High Yield Portfolio (Class I)
- ING VP Balanced Portfolio (Class I)
- ING VP Intermediate Bond Portfolio (Class I)
- ING VP Money Market Portfolio (Class I)
- ING VP International Value Portfolio (Class I)
- ING VP MidCap Opportunities Portfolio (Class I)
- ING VP SmallCap Opportunities Portfolio (Class I)
- Oppenheimer Capital Appreciation Fund/VA

Fund Investment Advisers and Investment Objectives. The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the Funds available through the Contract. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by investing in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
AllianceBernstein Money Market Portfolio (Class A)	Investment Adviser: AllianceBernstein L.P.	Seeks maximum current income to the extent consistent with safety of principal and liquidity.
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K), Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).
Fidelity® VIP Index 500 Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Geode Capital Management, LLC (Geode^{SM}); FMR Co., Inc.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500®.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadvisers</u>: Fidelity Investments Money Management, Inc.; Fidelity Research & Analysis Company; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks as high a level of current income as is consistent with the preservation of capital.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING Franklin Income Portfolio	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
ING JPMorgan Value Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J. P. Morgan Investment Management Inc.	Seeks long-term capital appreciation.
ING PIMCO High Yield Portfolio Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Van Kampen Capital Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term capital appreciation.
ING Oppenheimer Global Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Service Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING Pioneer High Yield Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING VP Balanced Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING VP Intermediate Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities.
ING VP Money Market Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market investments. There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.
ING VP International Value Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.
ING VP MidCap Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.
ING VP SmallCap Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.
Oppenheimer Capital Appreciation Fund/VA	<u>Investment Adviser</u>: Oppenheimer Funds, Inc.	Seeks capital appreciation.

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Policy, including information about the risks associated with investing in these Funds, can be found in the current prospectus and Statement of Additional Information for that Fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5011
Minot, ND 58702-5011
1-877-886-5050